November 1, 2022

Via EDGAR

Mr. Mark Wojciechowski
Staff Accountant
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PNM Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
Response dated October 6, 2022
File No. 001-32462

Dear Mr. Wojciechowski:

This letter is in response to your correspondence dated October 19, 2022 containing your additional comment relating to our October 6, 2022 response letter. We have considered your comment and have included our response herein. When used in this letter, references to the “Company,” “we,” “us,” and “our” refer to PNM Resources, Inc. We have used other acronyms in this letter in the same context as defined in the documents referred to in your comments.

The Company’s response to the Commission Comment Letter is set forth below. For ease of reference, the Staff’s comment is printed in italics and followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis, page A-27 Results of Operations, page A-38

1.We have read your response to prior comment one, including the incremental disclosures that you have proposed to accompany disclosures of your non-GAAP utility margin.

Please further expand your disclosures to also provide discussion and analysis of the changes in gross margin, comparable to your discussion and analysis of changes in utility margin, to comply with Item 10(e)(1)(i)(A) of Regulation S-K.

For example, this would include tabulations quantifying the factors underlying changes in gross margins as is done for utility margins on pages A-40 and A-43.

Response:

The Company respectfully acknowledges the Staff’s additional comment. In response, the Company intends to add a “Change” column to the table providing for the reconciliation of utility margin to the GAAP measure of gross margin. In addition, the Company intends to include an additional table to quantify the factors underlying these changes for each of the periods presented on pages A-40 and A-43.

The Company has provided examples of these reconciliations and associated disclosures, which the Company plans to incorporate in future filings beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022.

Management’s Discussion and Analysis, pages A-39 and A-42

PNM

Reconciliations between utility margin and gross margin are presented below.

	Year Ended December 31,
	2021	2020	Change
	(In millions)

Gross margin	466.1	441.9	24.2

Energy production costs	143.9	138.0	5.9
Transmission and distribution costs	49.8	49.5	0.3
Depreciation and amortization	170.4	165.3	5.1
Utility margin	830.2	794.7	35.5

The following table summarizes the significant changes to gross margin:

Year Ended December 31, 2021
Change
Gross margin:	(In millions)

Utility margin (see below)	$35.5
Higher plant maintenance at SJGS, Four Corners, PVNGS, and gas-fired plants	(6.2)
Higher employee related, outside services, and vegetation management expenses, excluding administrative costs	(2.9)
Lower transmission line maintenance and rights-of-way expense	2.6
Depreciation and amortization (see below)	(5.1)
Other	0.3
Net Change	$24.2

[Continue with PNM Results of Operations disclosures]

TNMP

Reconciliations between utility margin and gross margin are presented below.

	Year Ended December 31,
	2021	2020	Change
	(In millions)

Gross margin	182.9	164.9	18.0

Transmission and distribution costs	31.5	28.4	3.1
Depreciation and amortization	90.4	87.8	2.6
Utility margin	304.8	281.1	23.7

The following table summarizes the significant changes to gross margin:

Year Ended December 31, 2021
Change
Gross margin:	(In millions)

Utility margin (see below)	$23.7
Higher employee related, outside services, and vegetation management expenses, excluding administrative costs	(2.3)
Depreciation and amortization (see below)	(2.6)
Other	(0.8)
Net Change	$18.0

[Continue with TNMP Results of Operations disclosures]

We believe that this response provides you all the information you need. If you have further questions, you can contact me or Leonard Sanchez, Associate General Counsel, at (505) 241-4941.

Sincerely,

/s/ Henry E. Monroy

Henry E. Monroy
Vice President, Corporate Controller – PNMR, TNMP
Vice President, Regulatory and Corporate Controller – PNM

cc: Lilly Dang, Staff Accountant
Elisabeth Eden, Chief Financial Officer, PNMR, PNM, TNMP